UNITED STATES
                  SECURITIES EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           FORM 12b-25

                           JAVIEN, INC.

            NOTIFICATION OF LATE FILING OF FORM 10-KSB


For the Period Ended: March 31, 2002


PART I. REGISTRANT INFORMATION

Full name of Registrant: JAVIEN, INC.

Address of Registrant: 1013 17th Avenue SW, Suite 200
                       Calgary, Alberta T2T 0A7



PART II.  RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

   [x]        (a) The reasons described in reasonable detail in
                  Part III of this form could not be eliminated without unreasonable effort or expense;

   [x]        (b) The subject annual report on Form 10KSB will be
                  filed on or before the 15th calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit
                  required by Rule 12b-25(c) has been attached if applicable.

PART III.  NARRATIVE

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period:

       The Registrant is working to complete its annual consolidated financial statements. However, the Registrant has been delayed in the finalization of same for three primary reasons. Firstly, the Registrant is accelerating its fiscal year end, formerly June 30, to March 31. This complicating factor results from the Registrant's decision to revise its year end to March 31 in order to match the year end of its material subsidiary, Javien Inc. (Bahamas). Secondly, while the Registrant remains a development stage company, the reverse merger completed in September 2001 with Javien Inc. (Bahamas) resulted in the Registrant plus all of its subsidiaries, on a consolidated basis, being involved in information technology development with higher development expenditures than before the reverse merger. Finally, the most active of the Registrant's subsidiaries during the revised fiscal year ended March 31, 2002 was Javien Canada Inc., which carries on operations in Calgary, Alberta, Canada. That subsidiary reports its financial results in accordance with Canadian generally accepted accounting principles and the Registrant's auditors must convert such results in order to bring same into compliance with U.S. generally accepted accounting principals.

        The Registrant has used its best efforts to complete the Form 10-KSB in a timely manner; however, due to the above described circumstances the Registrant is unable to complete the Form 10-KSB within the prescribed time limit without unreasonable effort or expense. The Registrant fully expects to complete the Form 10-KSB within the fifteen day extension period permitted by Rule 12b-25.



PART IV.   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Richard J. Wolfli          (403)           815-1413
        (Name)                   (Area Code)   (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                      [x] Yes       [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                      [x] Yes       [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EXPLANATION
-----------

The Registrant anticipates reporting significant changes in results from operations on its earnings statements to be included in its consolidated quarterly financial statements for the abbreviated fiscal year ended March 31, 2002, to be included in its Form 10-KSB for the year ended March 31, 2002, versus results from operations for the nine months ended March 31, 2001 and the fiscal year ended June 30, 2001, primarily as a result of the significant acquisition effected by the Registrant in September, 2001.

Prior to September, 2001, the Registrant was an inactive development stage company examining various business opportunities. In September 2001, the Registrant acquired a controlling stake (95%) of Javien Inc., a Bahamian corporation ("Javien Bahamas") and subsequently, changed its name to Javien, Inc. The Registrant's consolidated earnings statements must now reflect the impact of its new subsidiary's operations and losses. The Registrant also chose to revise its year end to March 31 from June 30 in order to match the year end of its new subsidiary, Javien Bahamas.


The Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 28, 2002

    Javien, Inc.
    ---------------------------
By: /s/ Richard Wolfli
    President